(I) CIMYM Biosciences Inc.

(2) CIMAB S.A.

and

(3) Daiichi Pharmaceutical Co., Ltd.

License Agreement
Relating to Nimotuzumab (TheraCIM h-R3)

License Agreement

This Agreement dated the 25th day of July, 2006 is made among:

(1) CIMYM Biosciences Inc. (company registration number 12142) ("CIMYM"), a company amalgamated under the laws of Ontario, whose principal place of business is at 5045 Orbitar Drive, Building 11, Suite 400 Mississauga, Ontario L4W 4Y4; and

(2) CIMAB S.A. (company registration number 107/92) ("CIMAB"), a company incorporated in Cuba, whose principal place of business is at 206 Street, No. 1926, e/19 y 21, Atabey, Playa, Havana City, Cuba; and

(3) Daiichi Pharmaceutical Co., Ltd. (company registration number 0199-10-034855) ("DAIICHI") a company incorporated in Japan, whose principal place of business is at 14-10, Nihonbashi 3-Chome, Chuo-ku, Tokyo, 103-8234, Japan.

Recitals:

A. CIMYM has been granted by CIMAB the exclusive license, with the right to sub-license, of certain Licensed Patent Rights (as defined below) and certain Licensed Know-how (as defined below) and other rights relating to research, development, marketing and selling the Product (as defined below) in several territories including Japan.

B. CIMAB is one of the shareholders of CIMYM and is entering into this Agreement principally in order to assume the manufacturing and supply obligations set out in Clause 8 and to provide Product data generated by CIMAB's licensees set out in Clause 4.4.

C. DAIICHI is a fully integrated pharmaceutical company that wishes to evaluate the further development and commercialisation of the Product for the treatment of cancer in humans in the Territory (as defined below) and in accordance with the provisions of this Agreement.

D. DAIICHI expressed its desire to obtain a license to develop and commercialize the Product in the Territory.

E. CIMYM is willing to grant to DAIICHI, and DAIICHI is willing to accept, a license within the DAIICHI Field and Territory (as defined below), under certain terms and conditions and in accordance with the provisions of this Agreement.

It is agreed as follows:

1   Definitions

In this Agreement, the following words shall have the following meanings:

Affiliate
Any entity or Person that controls, is controlled by, or is under common control with that Party. For the purposes of this definition, "control" shall mean direct or indirect beneficial ownership of 50% (or, outside a Party's home territory, such lesser percentage as is the maximum, permitted level of foreign investment) or more of the share capital, stock or other participating interest carrying the right to vote or to distribution of profits of that entity or person, as the case may be.

Arising Intellectual Property	Any and all of the Arising Patents and the Arising Know-how.

Arising Know-how
Any and all trade secrets, know-how and technical, scientific, commercial and all other information generated by any Party or its Affiliates or sub-licensees during the term of this Agreement that relates to any of the Licensed Intellectual Property or the Product, in each case to the extent that such information is relevant, related to, derived from or useful for the clinical development, registration, commercialisation, storage, use or sale of the Product. Arising Know-how includes any scientific or regulatory data used for Regulatory Applications and Regulatory Approvals (including clinical trial data generated by any Party or its sub-licensees), and development and marketing plans and activities.

Arising Patents
Any and all patents and patent applications that may be applied for or obtained in respect of any invention(s) made by any Party or its Affiliates or sub-licensees during the term of this Agreement and which relate to any Licensed Intellectual Property or the Product, together with any continuations, continuations in part, extensions, reissues, divisions, and any patents, supplementary protection certificates, conversion and similar rights that are based on or derive priority from the foregoing.

CIMAB’s Contract Manufacturer	Any Person that may be contracted by CIMAB to manufacture the Licensed Product, or any component or ingredient thereof, in accordance with the provisions of this Agreement.

CIMYM/CIMAB Field and Territory	(a) outside the Territory, all fields (including the Field); and (b) within the Territory, all fields other than the Field.

Commencement Date	The date of execution of this Agreement by the Parties (or, if they sign on different dates, the last date of signature of this Agreement by a Party).

Competitive Product	Any product, which may compete with or is substantially similar to the Licensed Product, which is comprised of:

(a) other anti-EGF-R antibodies, single chain, fragments and peptides derived from antibody molecules; or

(b) any molecule that interacts through extracellular domain of EGF-R, except for such molecule that interacts with intracellular or transmembrane domain of EGF-R; or

(c) cancer vaccines which use any epitopes from EGF, TGF or Her 1.

Confidential Information
Know-how and any other information owned or provided by one of the Parties, or by any Affiliates of one of the Parties. "Confidential Information" includes, without limitation, all inventions, discoveries, processes, materials, formulae, clinical development plans, data, ideas, financial information, legal, corporate, manufacture, marketing, product, research, personnel, customer, supplier and other non-public information, in whatever form or media, specifically identified as confidential prior to or at the time of its disclosure or disclosed orally and confirmed in writing as confidential within thirty (30) days of such oral  disclosure.

DAIICHI Field and Territory	The Field in the Territory.

DAIICHI Research and Development	Has the meaning given in Clause 4.2

Diligent Reasonable Efforts
Exerting such efforts and employing such resources (whether by itself or through sub-contractors or sub-licensees) as would normally be exerted or employed by a reasonable Third Party pharmaceutical company for a product of similar market potential at a similar stage of its product life, when utilizing sound and reasonable scientific, business and medical practice and judgment in order to develop the product in a timely manner and maximize the economic return from its commercialisation.

EGF-R	Epidermal growth factor receptor.

Field	The treatment of cancer in humans.

Force Majeure Event	Has the meaning given in Clause 14.1.

Generic Drug
A drug containing TheraCIM h-R3 and that is bioequivalent to the Licensed Product with respect to pharmacokinetic and pharmacodynamic properties and that is required to meet the same pharmacopoeial requirements as the Licensed Product.

Gross Sales Value
Any and all amounts invoiced by DAIICHI from the sale of the Licensed Product to a Third Party in an arm's length transaction (or where the sale is not at arm's length, the price that would have been so invoiced and received if it had been at arm's length); provided that sales by DAIICHI to its Affiliates or sub-licensees shall not be considered a sale for the purposes of this definition unless there is no subsequent sale to a Person other than DAIICHI and its Affiliates in an arm's length transaction.

Indication(s)	Glioma and other indications which shall be considered and selected by DAIICHI for the Regulatory Applications in the Territory

Joint Development Team	A committee to be established, and operating, in accordance with the provisions of Clause 3.1

Know-how	The licensed Know-how and Arising Know-how.

Licensed Intellectual Property	Any and all of the Licensed Patent Rights and the Licensed Know-how.

Licensed Know-how
Any and all trade secrets, know-how and technical, scientific, commercial and all other information in the possession of CIMYM or CIMAB in the Field as of the Commencement Date that relates to the Product and/or the inventions claimed in the Licensed Patent Rights, including the information further described in the attached Schedule 2, in each case to the extent that such information is relevant, related to, derived from or useful for the clinical development, registration, packaging, labelling, commercialisation, storage, use or sale of the Licensed Product within the Field in the Territory.

Licensed Patent Rights
Any and all patents and patent applications applied for or obtained by CIMYM or CIMAB in the Field and the Territory as of the Commencement Date relating to any Licensed Intellectual Property or the Product, together with any continuations, continuations in part, extensions, reissues, divisions, and any patents, supplementary protection certificates, conversion and similar rights that are based on or derive priority from the foregoing, as described in the attached Schedule 1.

Licensed Product	The Product that is developed, commercialised or used by DAIICHI or its Affiliate under any of the Licensed Know-how or the Licensed Patent Rights.

Net Sales Value
The Gross Sales Value excluding (a) normal trade, cash and quantity discounts, allowances and credits, actually allowed and taken (including credit given for damaged, rejected or returned Licensed Product), (b) sales taxes, or other taxes, excluding withholding tax, duties and levies of a similar nature actually paid on the Licensed Product, (c) freight, postage, shipping, insurance and other transportation charges; provided always the total deductions pursuant to (a, b, and c) above shall not exceed 15% of the Gross Sales Value.

NHI price	Has the meaning given in Clause 8.2(a).

Parties	CIMYM, CIMAB and Daiichi, and “Party” shall mean any of them.

Patents	Any and all of the Licensed Patent Rights and the Arising Patents.

Person	Includes any individual, firm, company, corporation or other legal entity.

Product	Any product containing the humanised antibody to the EGF receptor, known scientifically as h-R3 and which has been given the INN "nimotuzumab" and otherwise referred to as TheraCIM h-R3.

QA Agreement	Any agreement between CIMAB, CIMYM, DAIICHI and/or DAIICHI's Affiliates relating to the quality assurance of the Licensed Product being supplied to DAIICHI under this Agreement or a Supply Agreement.

Re-examination Period	The period of 6 years following the date of the first regulatory approval of a pharmaceutical product in the Territory during which generic competition is not allowed.

Regulatory Application
Any and all applications that are necessary and appropriate to obtain a Regulatory Approval including, without limitation, all required documents, data and information concerning, filed or required to be filed or, otherwise submitted by DAIICHI to a Regulatory Authority in the Territory.

Regulatory Approval
Any and all approvals, licenses, registrations or authorisations of any Regulatory Authority to DAIICHI that are necessary for the development, manufacture, packaging, labelling, use, storage, import, transport, marketing, distribution or sale of the Licensed Product in the Territory.

Regulatory Authority
The equivalents of the Ministry of Health, Labour and Welfare (Kosei-Rodo-Shos), the U.S. Food and Drug Administration and the Therapeutic Products Directorate of Health Canada or any successor agency thereto.

Research and Development Plan	Has the meaning given in Clause 4.1.

Safety Information Exchange Agreement
The agreement between the Parties stipulating necessary procedures and rules for handling and exchanging safety information in order to fulfill regulatory requirements appropriately at each Party and to take prompt safety measures for the Product.

Supply Agreement	Any agreement between CIMAB, CIMYM, DAIICHI and/or DAIICHI’s Affiliates under which CMIAB agrees to manufacture and supply CIMYM and/or DAIICHI’s Affiliates with the Licensed Product.

TTM Rate (Telegraphic Transfer Middle Rate)	Mean value of the TTS (Telegraphic Transfer Selling Rate) and the TTB (Telegraphic Transfer Buying Rate), which are rates of exchange of Japanese Yen for US Dollars.

Territory	Japan.

TheraCIM h-R3	A hurnanised antibody to the EGF receptor. known scientifically as h-R3 and which has been given the INN "nirnotuzumab''.

Third Party	A Person other than the Parties.

Valid Claim	A claim of a patent or patent application that has not expired or been held invalid or unenforceable by a court of competent jurisdiction in a final and non-appealable judgment.

2   Grant of Rights

2.1   Licensed Intellectual Property.   CIMYM hereby grants to DAIICHI, subject to the provisions of this Agreement:

(a) an exclusive sub-license under the Licensed Intellectual Property to sell the Licensed Product in the DAIICHI Field and Territory; and

(b) an exclusive sub-license, with a right to sub-sub-license to DAIICHI's Affiliates, to use the Licensed Intellectual Property to research, develop, import, package, label and use the Licensed Product in the DAIICHI Field and Territory; and

(c) the right of DAIICHI to contract with any Third Party for the purpose of this Agreement under the Licensed Intellectual Property to conduct research on and develop the Licensed Product in the DAIICHI Field and Territory.

2.2   Sale of Licensed Product.   For greater certainty, nothing in Clause 2.1 grants DAIICHI the right to sub-sub-license to its Affiliates the right to sell the Licensed Product in the DAIICHI Field and Territory.

2.3   License to Manufacture.   Notwithstanding Clause 2.1(b), in the case where the circumstances described in Clause 8.7 occur, CIMAB grants DAIICHI a non-exclusive sub-license for the DAIICHI Field and Territory, to manufacture by itself or to have manufactured by its Affiliates or a manufacturer nominated by DAIICHI ("Third Party Manufacturer"), the Licensed Product.

2.4   Arising Intellectual Property.

(a) Subject to Clause 13.3(b), the Arising Know-how generated and disclosed by a Party to the other Parties pursuant to Clause 7.1 during the term of this Agreement shall be owned solely by the generating Party.

(b) The Arising Patents made by a Party during the term of this Agreement shall be owned solely by such Party. The Arising Patents that claim an invention jointly developed by the Parties shall be jointly owned by the Parties. The Parties hereby agree that the identity of the inventor of all Arising Patents shall be determined in accordance with Japanese patent law (or, if the jurisdiction in which patent or other protection is being sought does not permit the application of Japanese Patent law to identify the inventor, then in accordance with the applicable law in that jurisdiction),

(c) CIMYM and CIMAB hereby grants and agrees to grant to DAIICHI, with a right to sub-license to DAIICHI’s Affiliates, a non-exclusive, fully paid-up and royalty-free, license under the Arising Intellectual Property, for the duration of this Agreement (and any extension thereto) within DAIICHI Field and Territory to research, develop, make, have made, import, use and otherwise deal in any and all Licensed Product.

(d) DAIICHI hereby grants and agrees to grant to CIMYM/CIMAB, with a right to sub-license to other Third Parties, a non-exclusive, fully paid-up and royalty-free, license under the Arising Intellectual Property, for the duration of this Agreement (and any extension thereto) within CIMYM/CIMAB Field and Territory to research, develop, make, have made, import, use, sell and otherwise deal in any and all Products.

(e) Notwithstanding Clauses 2.4(a), (c) and (d), in the event that any of the Parties desire to be granted an exclusive license to another Party's Arising Intellectual Property to research, develop, make, have made, import, use, sell and otherwise deal in any and all Products, the applicable Parties will negotiate in good faith to reach the terms and conditions for such license.

(f) If DAIICHI develops an improvement of the Licensed Intellectual Property and an Arising Patent claims such improvement, DAIICHI undertakes not to assert such Arising Patent against CIMYM/ClMAB, its Affiliates, successors, assignees or licensees for manufacturing, using or selling the Product that otherwise would infringe such Arising Patent.

2.5   Applicable Patent Law. The determination of whether Arising Intellectual Property is conceived, discovered, developed or otherwise made by a Party for the purpose of inventorship (including patent or other intellectual property rights), shall, for purposes of this Agreement, be made in accordance with Japanese patent law (or, if the jurisdiction in which patent or other protection is being sought does not permit the application of Japanese Patent law to identify the inventor, then ill accordance with the applicable law in that jurisdiction).

2.6   Formal Licenses. If requested by any of the Parties and at the requesting Party's administrative cost, the Parties shall execute such formal licenses as may be necessary or appropriate for registration with Japan Patent Office and other relevant authorities in the Territory. In the event of any conflict in meaning between any such license and the provisions of this Agreement, the provisions of this Agreement shall prevail. The Parties shall use reasonable endeavours to ensure that, to the extent permitted by relevant authorities, this Agreement shall not form part of any public record.

2.7   Reservation of Rights within Field and Territory.   For the avoidance of doubt, CIMYM reserves the right for itself and its sub-licensees and assigns to use the Product and the Licensed Intellectual Property in the DAIICHI Field and Territory with the prior written consent of DAIICHI (a) for the purposes of research; and/or (b) for the purposes of development (including clinical trials) of the Products with a view to filing Regulatory Applications and obtaining Regulatory Approval for such Products in the CIMYM/CIMAB Field and Territory. If CIMYM wishes to conduct research or development activities in the DAIICHI Field and Territory in accordance with the provisions of this Clause 2.7, CIMYM will so inform DAIICHI and give DAIICHI a first opportunity to propose terms for an agreement with CIMYM under which
DAIICHI would assist CIMYM with such activities at the cost of CIMYM.

2.8   No Other License.  It is acknowledged and agreed that no license is granted by CIMYM to DAIICHI other than the sub-license(s) expressly granted by the provisions of this Clause 2. Without prejudice to the generality of the foregoing, CIMYM reserves all rights under the Licensed Intellectual Property in the CIMYM/CIMAB Field and Territory.

2.9   Acknowledgement by CIMAB.   CIMAB acknowledges and agrees that CIMYM has been granted the necessary rights and licenses to enable it to grant the licenses and sub-licenses referred to in this Clause 2.

3   Join Development Team

3.1   Formation. Within thirty (30) days after the Commencement Date, CIMYM, CIMAB and DAIICHI shall establish a joint development team in order to exchange worldwide development plans and information created by each Party and their sub-licensees regarding any and all Products ("Joint Development Team"), by each Party designating its initial members to serve on the Joint Development Team and notifying each other Party of its dates of availability for the first meeting of the Joint Development Team. The Joint Development Team shall consist of not more than three (3) representatives designated by each Party. Each representative shall have relevant and appropriate expertise in order to exchange development plans and information regarding the Products. If a representative of a Party is unable to attend a meeting of the Joint Development Team, such Party may designate an alternate to attend such meeting. In addition, each Party may, at its discretion, invite a reasonable number of other employees, consultants or scientific advisors to attend the meetings of the Joint Development Team, provided that such invitees are bound by appropriate confidentiality obligations. Each Party may change one or all of its representatives to the Joint Development Team at any time upon notice to the other Party. DAIICHI shall have final decision-making authority with respect to the Licensed Product in the DAIICHI Field and Territory. DAIICHI may attend joint development meetings between CIMYM, CIMAB and other sub-licensees, if approved in writing by CIMYM, CIMAB and by the other sub-licensees.

3.2   Meetings.   During the term of this Agreement, unless otherwise agreed in writing among the Parties, the Joint Development Team shall meet quarterly in person or by teleconference and at such other times as the Parties may agree. The first meeting of the Joint Development Team shall be held as soon as reasonably practicable, but in no event later than ninety (90) days after the Commencement Date. Meetings shall be held at such place or places as are mutually agreed or by teleconference or videoconference; provided, however, that there shall be at least one face-to-face meeting per calendar year.

3.3   Responsibilities.   The Joint Development Team shall have the responsibility to:

(a) review and update the Research and Development Plan in accordance with Clause 4.1;

(b) review the overall research and development strategy for the Licensed Product in the DAIICHI Field and Territory (including, without limitation, setting criteria for progression of the Licensed Product to the next stage of development under the Research and Development Plan);

(c) review the modifications to the Research and Development Plan;

(d) facilitate the disclosure of Arising Intellectual Property and other information between the Parties for purposes of conducting the Research and Development Plan;

(e) regularly assess the progress of Parties and other sub-licensees in the conduct of the Research and Development Plan.

For the avoidance of doubt the Joint Development Team shall not have any role or responsibility in relation to determining whether DAIICHI, CIMYM or CIMAB has complied with its obligations to the other Parties under this Agreement.

3.4   Consultation.

(a) In the event that CIMYM objects to the action relating to DAIICHI Research and Development activities proposed to be taken by DAIICHI, on the basis that it would prejudice CIMYM's, CIMAB's or any of their licensees or sub-licensees' rights to the Product, then DAIICHI agrees to negotiate in good faith with CIMYM to cease such activity or to pursue a different avenue which would not be prejudicial to CIMYM, CIMAB or their licensees or sub-licensees.

(b) In the event that DAIICHI objects to the action relating to research and development activities proposed to be taken by CIMYM, CIMAB and/or their licensees or sub-licensees, on the basis that it would prejudice DAIICHI's rights to the Licensed Product in the DAIICHI Field and Territory, then CIMYM and/or CIMAB agree to negotiate in good faith with DAIICHI to cease such activity or to pursue a different avenue which would not be prejudicial to DAIICHI.

4   Research and Development

4.1   Research and Development Plan.   Within sixty (60) days of the Commencement Date, DAIICHI shall submit a non-binding written research and development plan for the Licensed Product in the DAIICHI Field and Territory ("Research and Development Plan") to the Joint Development Team, that expands upon the initial development plan set out in Schedule 3 and that will describe and provide a timeline for:

(a) all development activities for the Licensed Product in the DAIICHI Field and Territory, addressing each phase of development and providing detailed information on the activities to be conducted in the next 12-month period;

(b) clinical and registration strategy, with a view to expediting Regulatory Approval; and

(c) sales forecast of the Licensed Product for the five (5) year period after the first commercial sale of the Licensed Product in the DAIICHI Field and Territory.

The Joint Development Team shall review the progress of the Research and Development Plan at the meetings described in Clause 3.2 of this Agreement.

4.2   Research and Development Activities.   DAIICHI shall be responsible for the research and development, including non-clinical and clinical studies ("DAIICHI Research and Development") in accordance with the Research and Development Plan. Such DAIICHI Research and Development shall be carried out under the oversight and management of DAIICHI and in accordance with the provisions of this Agreement.

4.3   Research and Development Costs.   DAIICHI shall bear all costs associated with DAIICHI Research and Development, including costs incurred in the preparation and execution of the Research and Development Plan. If C1MYM and/or CIMAB agree with DAIICHI to conduct work at DAIICHI's request as part of the Research and Development Plan (which may include advice given to the Joint Development Team), payment of CIMYM and/or CIMAB’s costs of conducting such work shall be discussed between the Parties in accordance with each Parties' contribution on such work.

4.4   Exchange of Information.   It is CIMYM's intention to grant sub-licensees of its rights to commercialise the Product in the CIMYM/CIMAB Field and Territory, and to facilitate the expeditious DAIICHI Research and Development of the Licensed Product in the DAIICHI Field and Territory. Accordingly, each of the Parties, or CIMYM's and/or CIMAB's licensee(s) or sub-licensee(s), may generate data in relation to the Product that is useful to the other Parties in connection with their research or development of the Product. To facilitate such research and development, each Party shall, after appropriate confidentiality agreements are entered into and subject to pre-existing agreements, disclose and provide from time to time to the other Parties with information related to: (a) all Arising Intellectual Property, (b) worldwide research and development plans for the Product carried out by each Party and/or its licensee(s) or sub-licensee(s), (c) the summary and result of research and development of the Product carried out by each Party and/or its licensee(s) or sub-licensee(s), and (d) all notices and other correspondence between the Parties, its Affiliates, its licensee(s) and/or its sub-licensee(s) and any Regulatory Authority related to the Product. DAIICHI agrees not to use information provided by CIMYM or CIMAB and their respective licensees for any other purpose than the development and commercialization of the Licensed Product under this Agreement.

4.5   Exchange of the Safety Information.   The Parties shall provide each other with necessary information and data relating to adverse drug reactions, adverse events and serious adverse events in accordance with the Safety Information Exchange Agreement. Such agreement shall be concluded three (3) months prior to the start of phase I clinical trial for the Licensed Product in the DAIICHI Field and Territory.

4.6   Regulatory Applications.   DAIICHI will submit Regulatory Applications for the Regulatory Approval to market the Licensed Product in the Territory. The applications will be based on the data generated in clinical trials undertaken by DAIICHI, CIMAB, CIMYM and/or their licensee(s) or sub-licensee(s). DAIICHI will provide CIMYM with all notices and other correspondence with Regulatory Authorities relating to the Regulatory Applications in accordance with Clause 4.4.

4.7  Response to Regulatory Authorities.   DAIICHI will submit Regulatory Applications for the Regulatory Approval to market the Licensed Product in the Territory. The applications will be based on the data generated in clinical trials undertaken by DAIICHI, CIMAB, CIMYM and/or their licensee(s) or sub-licensee(s). DAIICHI will provide CIMYM with all notices and other correspondence with Regulatory Authorities relating to the Regulatory Applications in accordance with Clause 4.4.

4.8   Ownership of Regulatory Approvals.   Subject to Clause 13.3(b), all Regulatory Approvals issued pursuant to the Regulatory Applications submitted by DAIICHI in the DAIICHI Field and Territory will be owned by DAIICHI.

5   Sales Promotion / Marketing

5.1   Sales Promotion.   DAIICHI shall use its commercially reasonable efforts to promote at its own costs and on its own responsibility, sales of the Licensed Product in the DAIICHI Field and Territory.

6   Non-Competition

6.1   During the term of this Agreement, DAIICHI shall not sell or promote any Competitive Product in the Territory for anti-cancer treatment.

7   Know-how and Confidential Information

7.1   Provision of Know-how.

(a) After the Commencement Date and from time to time during the term of this Agreement, upon DAIICHI’s reasonable written request, CIMYM shall supply DAIICHI with all Licensed Know-how in its possession that is relevant to, derived from or useful for the development, registration, commercialisation, use or sale of the Licensed Product within the DAIICHI Field and Territory. It is expressly understood that prior to the Commencement Date, CIMYM has already disclosed to DAIICHI and DAIICHI has received from CIMYM part of the Licensed Know-how under the confidentiality agreement dated December 7, 2004 (the “Confidentiality Agreement”). The Parties acknowledge that this Agreement applies to the disclosure of Licensed Know-how that was made under the Confidentiality Agreement and prevails over the Confidentiality Agreement. The Licensed Know-how shall be subject to the confidentiality provisions of Clause 7.2.

(b) Each of the Parties shall provide the other Parties with the Arising Know-how in their possession that is relevant to, derived from or useful for the development, registration, commercialisation, use or sale of the Product within each Party’s field and territory, from time to time.

7.2   Confidentiality Obligations.   Each Party (“Receiving Party”) undertakes:

(a) to maintain as secret and confidential all Confidential Information obtained directly or indirectly from the other Party (“Disclosing Party”) in the course of or in anticipation of this Agreement and to respect the Disclosing Party’s rights therein,

(b) to use the same exclusivity for the purposes except as expressly licensed hereby and strictly in accordance with the provisions of this Agreement, and

(c) subject to the provisions of Clause 7.5, to disclose the same only to those of its Affiliates, employees, contractors, licensees and sub-licensees pursuant to this Agreement (if any) to whom and to the extent that such disclosure is reasonably necessary for the purposes of this Agreement.

7.3   Exceptions to Obligations. The provisions of Clause 7.2 shall not apply to Confidential Information which the Receiving Party can demonstrate:

(a) was, prior to its receipt by the Receiving Party from the Disclosing Party, in the possession of the Receiving Party and at its free disposal;

(b) is subsequently disclosed to the Receiving Party without any obligations of confidentiality by a Third Party who was not under a duty of confidentiality and did not derive it directly or indirectly from the Disclosing Party; or

(c) is or becomes generally available to the public through no act or default of the Receiving Party or its agents, employees, Affiliates or sub-licensees.

7.4   Disclosure to Court, etc.   If the Receiving Party or its Affiliates, employees, contractors, licensees and sub-licensees to whom Confidential Information is disclosed are required to disclose Confidential Information to the courts of any competent jurisdiction, or to any government regulatory agency or financial authority, such disclosure shall not be a breach of Clause 7.2, provided that the Receiving Party or its Affiliates, employees, contractors, licensees and sub-licensees to whom Confidential Information is disclosed shall (a) inform the Disclosing Party as soon as is reasonably practicable and shall only disclose Confidential Information to the extent so required, and (b) allow the Disclosing Party to seek to persuade the court, agency or authority to have the information treated in a confidential manner, where this is possible under the court, agency or authority's procedures.

7.5   Disclosure to Employees, etc. The Receiving Party shall ensure that all of its Affiliates, employees, contractors, consultants, advisers, licensees and sub-licensees pursuant to this Agreement (if any) who have access to any of the Disclosing Party's Confidential Information to which Clause 7.2 applies, shall be made aware of and subject to these obligations and shall have entered into written undertakings of confidentiality at least as restrictive as Clauses 7.2 and 7.3 prior to receiving the Disclosing Party's Confidential Information.

7.6   Ownership of Confidential Information. Subject to Clause 2.4(a), all Confidential Information disclosed by the Disclosing Party shall, as between the Parties, remain the sole and exclusive property of the Disclosing Party including without limitation:

(a) all ideas, concepts, information, trade secrets, know-how, business strategies and methods relating to the Confidential Information;

(b) all physical material containing, bearing, or embodying any Confidential Information in human or machine readable form. including, without limitation, all documents, agreements, diagrams, charts, graphs, computer programs, computer diskettes, and computer files; and

(c) all proprietary and intellectual property rights in the Confidential Information, regardless of whether these items were created, generated, developed, produced or prepared by or on behalf of the Disclosing Party, and regardless of whether these items came into being before or after the date hereof.

7.7   Return of Confidential Information.   Upon the request of the Disclosing Party, the Receiving Party will promptly return to the Disclosing Party, or at the Disclosing Party's election, destroy all Confidential Information of the Disclosing Party in its possession or in the possession of its representatives. The Receiving Party shall use reasonable efforts to cause its representatives and any other Party acting under its direction or control to return all materials containing Confidential Information; provided always DAIICHI may retain a copy of all Confidential Information disclosed to DAIICHI pursuant to this Agreement for the duration of this Agreement and for archival purposes.

8  Manufacturing and Supply

8.1   Clinical Supply.  CIMAB or CIMAB's Contract Manufacturers shall supply to CIMYM and CIMYM shall supply to DAIICHI and/or its Affiliates, and DAIICHI and/or its Affiliates shall purchase from CIMYM for its own use and that of its Affiliates one hundred percent (100%) of DAIICHI’s unit requirements of the Licensed Product in agreed form for the purpose of all non-clinical and clinical studies ("Studies") and post-marketing clinical trials ("PMS Studies"). Such requirements shall be supplied to DAIICHI in accordance with the following terms and conditions:

(a) In respect of DAIICHI’s requirements for non-clinical studies in accordance with the Research and Development Plan, whether for the purposes of seeking Regulatory Approvals or not, CIMYM shall provide to DAIICHI, upon request by DAIICHI, with any quantity of the Licensed Product in agreed form that is necessary for DAIICHI's requirements at US$* per gram of TheraCIM h-R3. Payment will be made by DAIICHI within sixty (60) days after receiving the Licensed Product from CIMYM.

(b) In respect of DAIICHI's requirements for the clinical studies in accordance with the Research and Development Plan, whether for the purposes of seeking Regulatory Approvals or not, CIMYM shall provide to DAIICHI with such Licensed Product in agreed format US$* per gram of TheraCIM h-R3, under the terms and conditions of the Supply Agreement as set forth in Clause 8.5. Payment will be made by DAIICHI within sixty (60) days after receiving the Licensed Product from CIMYM.

(c) For all other supply for the PMS Studies, CIMYM shall sell such Licensed Product in agreed form to DAIICHI under the terms and conditions of the Supply Agreement as set forth in Clause 8.5.

8.2   Commercial Supply.   CIMAB or CIMAB's Contract Manufacturers shall supply to CIMYM and CIMYM shall supply to DAIICHI and/or its Affiliates, and DAIICHI and/or its Affiliates shall purchase from CIMYM one hundred percent (100%) of DAIICHI’s unit requirements of the Licensed Product in agreed form for the purpose of all commercial sales in accordance with the terms of this Agreement and the Supply Agreement. CIMYM shall be the exclusive supplier of the Licensed Product to DAIICHI or its Affiliates.

CIMAB shall prepare one or more of CIMAB's Contract Manufacturer(s), at its cost and responsibility, as a back-up source for any quantity of the Licensed Product that is necessary for DAIICHI's requirements, including the Licensed Product for the Studies and PMS Studies under Clause 8.1, in the event of supply shortage by CIMAB as set forth in Clause 8.6. To prepare CIMAB's Contract Manufacturer(s), CIMAB shall ensure that CIMAB's Contract Manufacturer(s) implement tests including, but not limited to, the bioequivalence test and comparability lest, and DAIICHI shall have the right to audit CIMAB's Contract manufacturer for compliance with applicable regulatory laws in the Territory.

The supply price (C.I.P by air) of the Licensed Product to DAIICHI for commercial sales in the Territory shall be as follows:

(a) In the event that the National Health Insurance price ("NHI price") of the Licensed Product as of the first commercial sale in the Territory is JPY * or more per 200mg of TheraCIM h-R3, the supply price shall be * percent (*%) of the Net Sales Value of the Licensed Product in all dosage forms, during the term of the Re-examination Period for the Licensed Product in the Territory. After the Re-examination period, the supply price shall be reduced to * percent (*%) until *th anniversary of the first commercial sale of the Licensed Product in the Territory.

(b) In the event that the NHI price of the Licensed Product as of the first commercial sale in the Territory is JPY * or more but less than JPY * per 200mg of TheraCIM h-R3, the supply price shall be * percent (*%) of the Net Sales Value of the Licensed Product in all dosage forms, during the term of the Re-examination Period for the Licensed Product in the Territory. After the Re-examination period, the supply price shall be reduced to * percent (*%) until * anniversary of the first commercial sale of the Licensed Product in the Territory.

(c) The supply price after * anniversary of the first commercial sale of the Licensed Product in the Territory shall be separately negotiated in good faith by the Parties prior to the expiration of the initial term of this Agreement.

(d) In the event that the NHI price of the Licensed Product as of the first commercial sale in the Territory is less than JPY * per 200mg of TheraCIM h-R3, the Parties shall separately negotiate in good faith on the supply price.

(e) In the event that the NHI Price of the Licensed Product after launch is reduced severely, the Parties shall separately negotiate in good faith on the supply price.

(f) In the event that any Generic Drug of the Licensed Product is launched in the Territory, the Parties shall separately negotiate in good faith a reduction to the supply price.

	Re-examination Period		thereafter and until *th anniversary		thereafter
JPY * <= NHI price	*	%	*	%
JPY * <= NHI price < JPY *	*	%	*	%	separately discussed
NHI price < JPY *	separately discussed

Payment shall be made by DAIICHI within sixty (60) days after the date of receiving the Licensed Product from CIMYM.

8.3   Quality.   DAIICHI shall ensure that all Licensed Product marketed by it is of satisfactory quality and complies with all applicable laws and regulations in the Territory.

8.4   Specifications.   CIMAB undertakes that all Licensed Product supplied to CIMYM (and thereafter to DAIICHI) will be manufactured in accordance with mutually agreed upon specifications (inclusive of specifications in an approved marketing authorization), the current rules of Good Manufacturing Practices of the relevant Regulatory Authorities in the Territory and the countries of manufacture of the Licensed Product, and will not be adulterated or misbranded under applicable laws, regulations or guidelines, and that the manufacturer will have in force all necessary regulatory approvals for the manufacture of the Licensed Product in accordance with such specifications for the purposes of supply and use of the Licensed Product in the Territory, and will be in good standing with all regulatory authorities.

8.5   Supply Agreement.   The Licensed Product for clinical studies, the PMS Studies and commercial sales shall be supplied by CIMAB or CIMAB's Contract Manufacturer(s) to CIMYM and by CIMYM to DAIICHI or its Affiliate pursuant to the terms of a separate Supply Agreement and a QA Agreement. DAIICHI, DAIICHI's Affiliates, CIMYM and CIMAB shall use good faith efforts to negotiate and enter into: (a) a Supply Agreement and a QA Agreement for the clinical studies promptly after the Commencement Date; and (b) a Supply Agreement and a QA Agreement for the PMS Studies and commercial purposes at least six (6) months after the submission of a Regulatory Application for the Licensed Product in the Territory. The Supply Agreements shall contain forecast procedures, permitted variances from forecasted amounts, order and delivery times, shipping terms, quality control and quality assurance procedures, audits, yield ratios, maintenance of inventory, procedures and remedies for rejection of non-conforming product, record retention, compliance with laws, and other customary provisions. The terms of the Supply Agreement shall be consistent with the provisions of this Clause 8, unless otherwise agreed in writing among the Parties.

8.6    Supply Shortage.

(a) CIMYM shall notify DAIICHI immediately upon becoming aware that CIMAB or CIMAB's Contract Manufacturer is unable to supply CIMYM the quantity of the Licensed Product ordered by DAIICHI. In such circumstances, CIMYM and CIMAB shall use all best endeavours to remedy such shortage.

(b) In the event CIMAB is unable to supply CIMYM (and therefore DAIICHI's) requirements of the Licensed Product for any reason, CIMAB shall allocate an amount of the Product in its inventory so that DAIICHI receives at least its proportionate shore (as between CIMYM's other licensees globally) of such available supplies, as determined from reasonable forecasts and orders therefore as more specifically set forth in the Supply Agreement.

8.7   Right to Manufacture for the Territory.

(a) In the event that (i) CIMAB or CIMAB's Contract Manufacturer is unable to manufacture the Licensed Product which meets with the specifications accepted by the Japanese Regulatory Authority or by the terms of any relevant Registration Approval, or (ii) CIMAB or CIMAB's Contract Manufacturers is or are unable to supply CIMYM and therefore CIMYM is unable to supply DAIICHI with requirements of the Licensed Product for three consecutive months twice in any given two year period and in such quantities in accordance with reasonable forecasts as agreed by the Parties, DAIICHI shall have the right to manufacture by itself or its Affiliate, or have manufactured by a Third Party Manufacturer, one hundred percent (100%) of its own requirements for Studies, commercial sales and PMS Studies for the Licensed Product, in accordance with the provisions of Clause 8.7(b). Detailed terms and conditions of such grant of manufacture right shall be separately negotiated and determined among the Parties.

(b) To enable DAIICHI to have the Licensed Product manufactured for it in accordance with Clause 8.7(a), the Parties shall, if the events described in Clause 8.6(a) occur, make arrangements for the transfer of Licensed Know-how relevant to or useful for the manufacture of the Licensed Product to DAIICHI or its Affiliate, or a Third Party Manufacturer so long as the Third Party Manufacturer executes confidentiality agreements with the Parties on terms and conditions at least as restrictive as those under this Agreement. CIMAB shall fully cooperate with and shall take all commercially reasonable actions with DAIICHI, its Affiliate or such Third Party Manufacturer, to provide DAIICHI with such documentation, Know-how and technical assistance, without charge to DAIICHI.

9   Payments

9.1   Initial Payment.   DAIICHI shall pay to CIMYM a non-refundable, non-creditable upfront payment of US$14,500,000 within thirty (30) days of receipt of an invoice after the Commencement Date.

9.2   Milestone Payment.   Upon the occurrence of each of the following events, DAIICHI shall pay to CIMYM the following non-refundable, non-creditable milestone payments, within thirty (30) days from the date of such events:

License Fees Payable Upon the Achievement of Milestones:
Glioma (Adult)	Filing of Glioma NDA in the Territory	US$	*
	Approval of Glioma NDA in the Territory	US$	*

Indication #2	Initiation of Pivotal Indication #2 study in the Territory	US$	*
	Filing of Indication #2 NDA in the Territory	US$	*
	Approval of Indication #2 NDA in the Territory	US$	*

Indication #3	Initiation of Pivotal Indication #3 study in the Territory	US$	*
	Filing of Indication #3 NDA in the Territory	US$	*
	Approval of Indication #3 NDA in the Territory	US$	*

Indication #4	Initiation of Pivotal Indication #4 study in the Territory	US$	*
	Filing of Indication #4 NDA in the Territory	US$	*
	Approval of Indication #4 NDA in the Territory	US$	*

	Upon reaching JPY * of Net Sales Value in a calendar year.	US$	*

9.3   Payment Terms.   All sums due under this Agreement, including the supply price of the Licensed Product pursuant to Clauses 8.1 and 8.2:

(a) shall be paid in US dollars (or such other currency as CIMYM and DAIICHI may agree in writing) and, in the case of Net Sales Value received by DAIICHI in a currency other than US dollars, the amount shall be calculated in the other currency and then converted into equivalent US dollars at the TTM Rate for US dollars as quoted by Bank of Tokyo-Mitsubishi UFJ in Tokyo, as applicable, as at the close of business on the last business day of the quarterly period with respect to which the payment is made;

(b) shall be paid by the due date, failing which CIMYM may charge interest on any outstanding amount on a daily basis at a prevailing US prime rate plus eight percent (8%) then in force published by the Wall Street Journal compounded monthly. By way of example, if the Wall Street Journal US prime rate is five percent (5%), CIMYM may charge thirteen percent (13%) per annual on such outstanding amount.

9.4   Accounting Statements.   During the term of this Agreement following the first commercial sale of the Licensed Product in the Territory, DAIICHI shall send to CIMYM, within ninety (90) days of the end of each fiscal year, a statement selling out, in respect of the Territory in which the Licensed Product is sold, the types of the Licensed Product sold, the quantity of each type sold, the Gross Sales Value itemizing deductions and allowance actually taken, and the Net Sales Value in respect of each type, expressed both in local currency and US Dollars and showing the conversion rates used during the period to which the statement relates.

9.5   Records.

(a) DAIICHI shall keep at its normal place of business detailed and up to date records and accounts relevant to the statement described in Clause 9.4 showing the quantity, description, Gross Sales Value and Net Sales Value of the Licensed Product, all source documents and other records corresponding to Gross Sales Value, Net Sales Value or any deductions from Gross Sales Value and from Net Sales Value in respect of the Licensed Product in sufficient detail to ascertain the payments due under this Agreement for the three (3) year period after the relevant statement is sent to ClMYM.

(b) During the term of this Agreement, DAIICHI and its Affiliates shall make such records and accounts available, on reasonable notice, for inspection during business hours by an independent chartered accountant nominated by CIMYM for the purpose of verifying the accuracy of any statement or report given by DAIICHI to CIMYM under this Agreement. Such inspection shall be limited to no more than one (1) time each twelve (12) month period. The accountant shall be required to keep confidential all information learned during any such inspection, and to disclose to CIMYM only such details as may be necessary to report on the accuracy of DAIICHI's or its Affiliates statement or report. CIMYM shall be responsible for the accountant's fees and expenses unless the accountant certifies that there is an inaccuracy of more than five percent (5%) in any accounting statement, in which case DAIICHI and its Affiliates shall pay the accountant's fees and expenses in respect of that inspection. If the inspection shows that DAIICHI or its Affiliates owes a payment to CIMYM under this Agreement, DAIICHI shall promptly make such payment.

(c) DAIICHI shall ensure that CIMYM has the same rights as those set out in this Clause 9.5 in respect of any Affiliate of DAIICHI that is participating in the execution of DAIICHI's rights and obligations under this Agreement.

9.6   Taxes.   A Party may deduct from any amounts it is required to pay pursuant to this Agreement an amount equal to that withheld for or due on account of any taxes (other than taxes imposed on or measured by net income) or similar governmental charge imposed by a jurisdiction other than the United States ("Withholding Taxes"). At the receiving Party's request, the paying Party shall provide the receiving Party a certificate evidencing payment of any Withholding Taxes hereunder and shall reasonably assist the receiving Party, at the receiving Party's expense, to obtain the benefit of any applicable tax treaty.

10   Diligence

10.1   Diligent and Reasonable Efforts.   DAIICHI shall use Diligent and Reasonable Efforts to develop and commercially exploit the Licensed Product to the maximum extent throughout the Territory. Without limiting DAIICHI's obligations under the previous sentence of this Clause 10.1, DAIICHI shall develop and commercially exploit the Licensed Product in accordance with the Research and Development Plan.

11   Intellectual Property

11.1   Obtain and Maintain the Licensed Patent Rights.   CIMYM/CIMAB shall be responsible, at CIMYM/CIMAB's cost and expense, for seeking to obtain valid patents pursuant to each of the Licensed Patent Rights in the Territory, and shall:

(a) diligently seek to obtain valid patents pursuant to each of the Licensed Patent Rights in the Territory; and

(b) pay all prosecution, maintenance, and renewal fees in respect or the Licensed Patent Rights as and when due.

CIMYM/CIMAB shall not abandon any Licensed Patent Rights within DAIICHI's Field and Territory.

11.2   Obtain and Maintain the Arising Patents.   In relation to the filing and maintenance of each Party's Arising Patents, each Party shall, at its own cost and expenses:

(a) diligently seek to obtain valid patents in the names of the inventing parties, as specified in Clause 2.4(b), in the each territory: and

(b) pay all prosecution, maintenance, and renewal fees in respect of the Arising Patents as and when due,

provided that if each Party ("Abandoning Party") wishes to abandon or not maintain any such application or not to maintain any such Party's Arising Patent (or to cease funding such application or patent) (collectively, "Abandoned Patents") within the DAIICHI Field and Territory, such Abandoning Party shall give three (3) months' prior written notice to the other Party and on the expiry of such notice period with respect to such Abandoned Patents in the DAIICHI Field and Territory, the Abandoning Party shall promptly assign all rights and interest in such Abandoned Patents or patent applications in question to be assigned to the other Parry and the Abandoning Party shall have no continuing rights under such Arising Patents in the DAIICHI Field and Territory.

In the event that an Arising Patent is jointly owned by the Parties, responsibility and cost of prosecuting such Arising Patent shall be allocated as follows:

(c) Prosecution. CIMYM/CIMAB shall prepare, file, prosecute and maintain the appropriate filings in respect of any jointly owned Arising Patents in the United States and in such other jurisdictions as CIMYM/CIMAB determines jointly with DAIICHI, acting reasonably, that are necessary in order to protect CIMYM/CIMAB's and DAIICHI's rights in such Arising Patent. CIMYM/CIMAB shall ensure that all filings are filed in the name of CIMYM/CIMAB and DAIICHI as co-owners.

(d) Expenses. The Parties hereby agree that all out-of-pocket costs and expenses (including attorneys' fees and government filing fees) incurred by CIMYM/CIMAB to prepare, file, prosecute and maintain the appropriate filings to protect the Parties' rights in any jointly owned Arising Patent ("Patent Expenses") will be shared equally by the Parties to be named on such Arising Patent. CIMYM/CIMAB shall submit invoices (including all relevant receipts) for the appropriate amount of such Patent Expenses to DAIICHI on a quarterly basis. Each invoice shall be paid by DAI1CHI within thirty (30) days of the receipt of such invoice from CIMYM/CIMAB.

(e) Disclaimer. Either Party may, at any time, disclaim its interest in such jointly owned Arising Patent and elect to cease to bear its share of the Patent Expenses in respect of such jointly owned Arising Patent by providing notice of such election ("Disclaimer Notice") to the other Party; provided, however, the disclaiming Party shall remain liable for its share of all Patent Expenses incurred or committed to through the date the non-disclaiming party receives the Disclaimer Notice. In the event that a Disclaimer Notice is delivered by either Party: (A) the disclaiming Party shall promptly assign its ownership interest in such Arising Patent to the non-disclaiming Party without consideration; (B) except as set forth in Clause 11.2(d) above, as of the date of the receipt of such Disclaimer Notice by the non-disclaiming Party, the disclaiming Party shall no longer be responsible for its share of the Patent Expenses in respect of such Arising Patent; (C) except as set forth in Clause 11.2(d) above, as of the date of the receipt of such Disclaimer Notice by the non-disclaiming Party, the non-disclaiming Party shall be solely responsible for all Patent Expenses; and (D) except as expressly set forth in Clauses 2.4(c) and 2.4(d) above, the disclaiming Party shall have no further rights to such Arising Patent.

11.3   Infringement of Licensed Patent Rights.   Each Party shall inform the other Party promptly if it becomes aware of any alleged infringement or potential infringement of any of the Licensed Patent Rights or CIMYM/CIMAB's Arising Patents in the DAIICHI Field and Territory. The Parties shall consult each other on the best way to respond to such infringement. CIMYM shall be responsible for bringing any suit or action against Third Parties infringing the Licensed Patent Rights or CIMYM/CIMAB's Arising Patents in the DAIICHI Field and Territory at its sole expense.

11.4   Infringement of Third Party Rights.   If any warning letter or other notice of infringement is received by a Party, or legal suit or other action is brought against a Party alleging infringement of Third Party rights, the receiving or sued Party shall promptly provide full details to the other Party, and the Parties shall discuss the best way to respond.

In the case of the situation in Clauses 11.5(a), (b) and (c) of this Agreement, CIMYM/CIMAB shall defend such suit or action and shall have the right to resolve such matter by settlement or otherwise with such Third Party at CIMYM/CIMAB's cost, provided that if any action or proposed settlement involves the making of any statement, express or implied, concerning the validity of any Licensed Patent Rights within the DAIICHI Field and Territory, the consent of DAIICHI must be obtained before taking such action or making such settlement, such consent not to be unreasonably withheld or delayed. CIMYM/CIMAB will request DAIICHI's cooperation with the suit or legal action without DAIICHI joining as a joint litigation party and DAIICHI may cooperate in the suit or action without sharing the litigation cost.

 In the case of situations other than in Clauses 11.5(a), (b) and (c) of this Agreement, DAIICHI shall defend such suit or action and shall have the right to resolve such matter by settlement or otherwise with such Third Party at DAIICHI's cost.

11.5   Third Party Intellectual Property.   CIMYM/CIMAB shall be solely responsible for obtaining and paying for any additional licenses and other rights that may be required to enable DAIICHI or its Affiliates to commercialise the Licensed Product in the Territory in the following situations. If as a result of the use of the Licensed Intellectual Property:

(a) the Licensed Product is covered by a Third Party's patent claiming a composition of matter, or

(b) the Licensed Product is covered by a Third Party's patent claiming a process for manufacturing products, or

(c) the use of the Licensed Product is covered by a Third Party's patent claiming a combination use of anticancer product with a radiation therapy or a chemotherapeutic product.

In situations other than as set out in Clauses 11.5(a), (b) and (c), DAIICHI shall be solely responsible for obtaining such licenses at its sole expense and for obtaining and paying for any additional licenses and other rights that may be required to enable DAI1CHI to commercialise the Licensed Products in the Territory.

The Third Party's patents in the situations set out in Clauses 11.5(a), (b) and (c) include, but are not limited to, the patents listed in Schedule 4, which are confirmed by the Parties as of the Commencement Date.

11.6   Product Names.   DAIICHI may use its own trade mark for the Licensed Product and shall be responsible for deciding the trade mark to be applied to the Licensed Product in the Territory. DAIICHI will be responsible for applying for any such trade mark in the Territory, at its sole cost. CIMYM will be responsible for applying for an international, non-proprietary name ("INN") for the Product at its sole cost. DAIICHI acknowledges that it has no objection to the INN "NIMOTUZUMAB".

11.7   Licensed Patent Validity.   DAIICHI agrees that it will not take any action, or cause any other Person or other entity to take any action, seeking to invalidate any Licensed Patent Rights.

12   Representations, Warranties and Liability

12.1   Representations and Warranties by CIMYM and CIMAB.   Each of the CIMYM and CIMAB severally (and not jointly) represent and warrant that:

(a) it has all requisite corporate power and authority to enter into and perform its obligations pursuant to this Agreement and to grant the sub-licenses herein granted;

(b) it has not done, and will not do nor agree to do during the continuation of this Agreement, any of the following things if to do so would be inconsistent with the exercise by DAIICHI of the rights granted to it under this Agreement, namely:

(i) grant or agree to rant any Third Party any rights in the Licensed Intellectual Property in the DAIICHI Field and Territory; or

(ii) assign, mortgage, charge or otherwise transfer any of the Licensed Patent Rights or rights to Arising Patents in the DAIICHI Field and Territory;

(c) to CIMYM and CIMAB's knowledge, no Third Party (other than CIMYM's licensor(s)) owns or claims any rights in the Licensed Patent Rights as of the Commencement Date, other than those identified as possibilities in Schedule 4;

(d) it is a corporation incorporated and validly existing under the laws of its jurisdiction of incorporation;

(e) the execution, delivery and performance of this Agreement by it have been duly and validly authorized by all necessary corporate action on its part and this Agreement is a legal, valid and binding obligation enforceable against it in accordance with its terms, except as enforceability may be subject to bankruptcy, insolvency and other laws affecting the rights or creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction; and

(f) to its knowledge, without any additional investigation or inquiry, the Licensed Know-how can be used as part of a Regulatory Application in the Territory.

12.2   Representations and Warranties by CIMAB.   CIMAB represents and warrants that:

(a) it has granted to CIMYM the rights set forth in Clause 2.1 hereof, which CIMYM is sub-licensing to DAIICHI.

12.3   Representations and Warranties by DAIICHI.   DAIICHI represents, warrants and undertakes that:

(a) it has sufficient financial and other resources to fulfil its obligations under this Agreement;

(b) it has obtained all necessary authorisations from its supervisory board to use such resources and fulfil such obligations;

(c) it has all requisite corporate power and authority to enter into and perform its obligations pursuant to this Agreement;

(d) it is a corporation incorporated and validly existing under the laws of its jurisdiction of incorporation;

(e) the execution, delivery and performance of this Agreement by DAIICHI does not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), any indenture, mortgage, deed of trust, loan agreement, license agreement, lease or other agreement (written or oral) or instrument, including any material contract, to which DAIICHI is a party or by which it is bound, or to which its property or assets is subject; nor will such action conflict with or result in any violation of the provisions of the articles of incorporation or other documents, by-laws or resolutions of DAIICHI or any statute applicable to DAIICHI or any order, rule or regulation of any court or governmental agency or body having jurisdiction over DAIICHI or any of its properties;

(f) the execution, delivery and performance of this Agreement by DAIICHI have been duly and validly authorized by all necessary corporate action on its pan and this Agreement is a legal, valid and binding obligation enforceable against it in accordance with its terms, except as enforceability may be subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction;

(g) to its knowledge, as of the Commencement Date, the research, development, importation, use and sale of the Licensed Product in the DAIICHI Field and Territory does not infringe the rights of any Third Party, other than those identified as possibilities in Schedule 4; and

(h) it shall comply in all material respects with all applicable laws in connection with the performance of its obligations hereunder.

12.4   No Other Warranties.

(a) Each of DAIICHI, CIMYM and CIMAB acknowledges that, in entering into this Agreement, it does not do so in reliance on any representation, warranty or other provision except as expressly provided in this Agreement, and any conditions, warranties or other terms implied by statute or common law are excluded from this Agreement to the fullest extent permitted by law.

(b) Without limiting the scope of Clause 12.4(a), neither CIMYM or CIMAB give any warranty or representation:

(i) as to the efficacy or usefulness of any of the Licensed Intellectual Property or CIMYM's or CIMAB's Arising Intellectual Property; or

(ii) that any of the Licensed Patent Rights or CIMYM's or CIMAB's Arising Patents are or will be valid or subsisting or in the case of a Regulatory Application will proceed to grant; or

(iii) that the Licensed Know-how or Arising Intellectual Property or any other information or materials communicated or provided by CIMYM to DAIICHI under or in connection with this Agreement are sufficient for the research, development, importation, use or sale of the Licensed Product in the DA IICHI
Field and Territory; or

(iv) that the research, development, importation, use or sale of the Licensed Product in the DAIICHI Field and Territory will not infringe any rights of Third Parties.

12.5   Indemnity and Insurance.

(a) DAIICHI shall indemnify and hold CIMYM and (except as otherwise provided in any Supply Agreement) CIMAB and their respective Affiliates and their respective officers, directors, employees, consultants, agents and representatives (the "CIMYM/CIMAB Indemnitees") harmless from and against all losses, liabilities, damages, cost or expenses (including reasonable attorneys' fee and disbursements) ("Damages") incurred as a result of any claim made or suit brought against or suffered by any of the CIMYM/CIMAB lndemnitees arising out of (i) negligence, misconduct or breach by DAIICHI of an agreement, representation, warranty or covenant in this Agreement or (ii) the testing, handling, storage, use, sale or other disposition of the Licensed Product by DAIICHI or its Affiliate under this Agreement except to the extent that such Damages are caused by or results from the failure of the Licensed Product that is supplied to DAIICHI by CIMYM or CIMAB to meet the requirements as agreed upon in the Supply Agreement.

(b) CIMYM and CIMAB shall severally and not jointly indemnify and hold DAIICHI and their respective Affiliates and their respective officers, directors, employees, consultants, agents and representatives (the "DAIICHI lndemnitees") harmless from and against all Damages incurred as a result of any claim made or suit brought against or suffered by any of the DAIICHI lndemnitees arising out of (i) negligence, misconduct or breach by CIMYM/CIMAB of an agreement, representation, warranty or covenant in this Agreement, (ii) CIMYM/CIMAB's manufacture, use or sale of the Licensed Product to DAIICHI or (iii) the failure of the Licensed Product that is supplied to DAIICHI by CIMYM or CIMAB to meet the requirements as agreed upon in the Supply Agreements.

(e) In the event either CIMYM/CIMAB Indemnitees or DAIICHI Indemnitees (collectively "Indemnitees") intend to claim indemnification under this Clause 12.5, such lndemnitees shall: (i) promptly notify the indemnifying Party in writing of any such claim with respect to which the Indemnitees intend to claim such indemnification, (ii) give the indemnifying Party sole control of the defence and/or settlement thereof, and (iii) provide the indemnifying Party, at its expense, with reasonable assistance and full information with respect to such claim. Notwithstanding the foregoing, the indemnifying Party shall have no obligations for any claim if the lndemnitees seeking indemnification makes any admission, settlement or other communication regarding such claim without the prior written consent of the indemnifying Party, which consent shall not be unreasonably withheld.

(d) DAIICHI shall obtain appropriate product liability insurance with respect to Licensed Products. At CIMYM's request, DAIICHI shall provide CIMYM with a certificate of such insurance. Such product liability insurance shall be in effect not later than the first administration of such a Licensed Product in humans.

13   Duration and Termination

13.1   Commencement and Termination by Expiry.   This Agreement, and the rights granted hereunder, shall come into effect on the Commencement Date and, unless terminated earlier in accordance with this Clause 13.2, shall continue in full force and effect for a period of ten (10) years after the first commercial sale of the Licensed Product. Thereafter it will be automatically renewed for subsequent periods of one (1) year, unless CIMYM or DAIICHI terminates by written notice to the other Party at least one hundred and twenty (120) days prior to the expiration of the initial term of this Agreement or renewed term hereof.

13.2   Early Termination

(a) Without prejudice to any other right or remedy, either of CIMYM or DAIICHI may terminate this Agreement at any time by notice in writing to the other Party such notice to take effect as specified in the notice:

(i) if the other Party (which in the case of DAIICHI shall include any Affiliate of DAIICHI) is in material breach of this Agreement and, in the case of a breach capable of remedy within sixty (60) days, the breach is not remedied within sixty (60) days of the other Party receiving notice specifying the breach and requiring its remedy; or

(ii) if the other Party becomes insolvent, or if an order is made or a resolution is passed for the winding up of the other Party (other than voluntarily for the purpose of solvent amalgamation or reconstruction), or if an administrator, administrative receiver or receiver is appointed in respect of the whole or any part of the other Party's assets or business, or if the other Party makes any composition or proposal with its creditors or takes or suffers any similar or analogous action in consequence of debt.

(b) Without prejudice to any other right or remedy, CIMYM and/or CIMAB may terminate this Agreement at any time by notice in writing to DAIICHI, such notice to take effect as specified in the notice:

(i) if the first contact with Regulatory Authorities for Phase I clinical trial for the Licensed Product within the DAIICHI Field in the Territory has not commenced within a period of ninety (90) days after the Commencement Date; or

(ii) if DAIICHI does not make decision to start pivotal study within six (6) months after the completion of Phase II clinical trial; or

(iii) if a Change of Control takes place at DAIICHI, "Change of Control" as used herein shall mean the acquisition of DAIICHI by a Third Party, a business integration of DAHCHI with a Third Party by establishment of holding company, or any other form of merger and acquisition of DAIICHI with a Third Party, in each case as a result of which such Third Party shall directly or indirectly (i) own fifty percent (50%) or more of the voting securities of DAIICHI, or (ii) otherwise have the power to elect, replace or direct fifty percent (50%) or more of the board of directors or comparable decision making body of DAIICHI; or

(iv) if DAIICHI or any of its Affiliates commences legal proceedings, or assists any Third Party to commence legal proceedings, to challenge the validity of any of the Patents.

Notwithstanding the above (iii), it is understood that CIMYM and/or CIMAB shall not exercise the above termination right by reason of DAIICHI's merger with Daiichi Sankyo Co., Ltd.

(c) In the event that DAIICHI considers, acting reasonably based on recommendations from principal investigators or key opinion leaders involved in clinical studies for the Licensed Product, it is seriously difficult to continue such clinical studies due to lack of medical efficacy or safety of the Licensed Product, DAIICHI shall promptly provide CIMYM with notice in writing of same. If the Parties are unable to come to an agreement concerning continuation or cessation of such clinical studies after good faith negotiation within ninety (90) days after DAIICHI's notice, DAIICHI may terminate this Agreement effective in sixty (60) days after DAIICHI's notice of its intention to terminate.

(d) DAIICHI may terminate this Agreement at any time by notice in writing to CIMYM, in the event that (i) DAIICHI receives notice from the Japanese Regulatory Authority that Regulatory Approval for the Licensed Product has been refused, or (ii) after launch of the Licensed Product, DAIICHI receives notice from the Japanese Regulatory Authority that the Licensed Product shall be withdrawn from the market, and, in either case, after consultation between the Parties, in DAIICHI's opinion, acting reasonably, there is no possibility of appealing such refusal or withdrawal. DAIICHI undertakes to forward a copy of all relevant notices to CIMYM promptly upon receipt.

(e) The Parties acknowledge and agree that DAIICHI's remedy for any breach by CIMYM or CIMAB of their obligations under Clause 8 shall be as set out in any Supply Agreement that CIMYM, CIMAB, DAIICHI and/or Daiichi's Affiliate may execute pursuant to Clause 8.5. Accordingly, breach of Clause 8 shall not entitle any Party to terminate this Agreement.

13.3   Consequences of Termination

(a) Upon termination or expiration of this Agreement for any reason:

(i) If termination occurs after the first commercial sale of the Licensed Product in the Territory, DAIICHI shall be entitled to sell, use or otherwise dispose of any unsold or unused stocks of the Product for a period of six (6) months following the date of termination following which it must destroy all such Licensed Product; and if termination occurs prior to the first commercial sale of the Licensed Product in the Territory, DAIICHI shall forthwith return all such stocks of the Licensed Product and Licensed Know-how to CIMYM at DAIICHI's sole expense;

(ii) subject to paragraph (i) above, DAIICHI shall no longer be sub-licensed to use or otherwise exploit in any way, either directly or indirectly, any of the Licensed Intellectual Property or CIMYM/CIMAB's Arising Intellectual Property;

(iii) subject to paragraph (i) above, DAIICHI shall consent to the cancellation of any formal sub-license granted to it, or of any registration of it in any register, in relation to any of the Licensed Patent Rights;

(iv) the provisions of Clause 7, except Clause 7.1, shall survive termination and continue in force for a period of five (5) years after the date of termination, where applicable. For clarification, DAIICHI and its Affiliates shall have no further right to use Licensed Know-how following termination or expiration of this
Agreement;

(v) the provisions of Clauses 9, 11.4, 11.5, 12, 13,3, and 14 are intended to survive the termination or expiration of this Agreement and shall survive the termination or expiration of this Agreement;

(vi) any and all rights and obligations accrued under this Agreement prior to termination or expiration shall survive. Notwithstanding the foregoing, neither Party shall be under any further Obligation to the other and CIMAB and CIMYM shall have the right to issue licenses under the License Patent Rights to any Third Party within DAIICHI's Field and Territory;

(vii) DAIICHI shall cease and shall cause any Third Party Manufacturer to cease manufacture of the Licensed Product and destroy any materials used in the production or manufacture of the Licensed Product within thirty (30) days; and

(viii) If termination occurs prior to the approval of the Indication for the Licensed Product in the Territory, DAIICHI shall provide the Licensed Product continuously to patients who participated in the clinical trials conducted by DAIICHI, if requested by such patients, and CIMAB/CIMYM shall supply to DAIICHI the Licensed Product for such patients. The supply price for such Licensed Product shall be US$1,000 per gram of TheraCIM h-R3 and be shared equally by the Parties.

(b) Except in the case of a material breach by CIMYM as set out in Clause 13.2(a)(i), upon termination of this Agreement for any reason, at CIMYM’s request, DAIICHI shall:

(i) transfer to CIMYM all clinical and other data relating to the development of the Licensed Product;

(ii) to the extent possible, seek to have any Regulatory Approvals (including without limitation product licenses and pricing approvals) and other permits and applications transferred into the name of CIMYM or its nominee; and

(iii) grant CIMYM or its nominee the right to continue to use any product name that had been applied to the Licensed Product prior to termination of this Agreement.

14    General

14.1   Force Majeure.

(a) None of the Parties shall be liable for any loss, injury, delay, damage or other casualty suffered or incurred by any other Party due to strikes, lockouts, labour disputes, riots, storms, fires, explosions, acts of God, war or any other causes that are beyond the reasonable control of that Party (each, a “Force Majeure Event”), and failure or delay by a Party in performance of any of its obligations under the Agreement due to one or more Force Majeure Events shall not be considered a breach of this Agreement.

(b) The Party whose performance is affected by a Force Majeure Event shall make reasonable efforts to remedy the situation and remove, so far as possible, and with reasonable dispatch, the cause of its inability to perform or comply, provided however, that settlement of labour disputes, strikes, and lockouts shall be wholly within the discretion of the Party involved.

(c) If a Force Majeure Event exists for more than ten (10) consecutive days, the Parties shall meet to negotiate a mutually satisfactory solution to the problem. Nothing herein shall relieve the Parties of their obligations to make payments when due hereunder.

14.2   Language and Amendment.   This Agreement is made in the English language and may only be amended in the English language in writing signed by duly authorised representatives of the Parties. In the event of any conflict in meaning between the English language version and any translation of this Agreement, the English language version shall prevail. The provision of the Licensed Intellectual Property and the Arising Intellectual Property shall be in the English language.

14.3   Assignment and Third Party Rights

(a) Subject to Clause 14.3(b), no Party shall assign, mortgage, charge or otherwise transfer any rights or obligations under this Agreement, nor any of the Patents or rights under the Patents, without the prior written consent of the other Parties.

(b) With the prior written consent of the other Parties, a Party may assign all its rights and obligations under this Agreement together with its rights in the Patents to any company to which it transfers all or substantially all of its assets or business in the Field, provided that the assignee undertakes to be bound by and perform the obligations of the assignor under this Agreement. Notwithstanding the foregoing, no written consent will be required if a Party transfers all or substantially all of its assets or business in the Field to a wholly-owned Affiliate and the assignee undertakes to be bound by and perform the obligations of the assignor under this Agreement.

14.4   Waiver.  No failure or delay on the part of either Party to exercise any right or remedy under this Agreement shall be construed or operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy preclude the further exercise of such right or remedy.

14.5   Invalid Clauses.  If any of the within terms, conditions or provisions or the application of this Agreement shall at any time or to any extent, be invalid or unenforceable at law such term, condition, or provisions shall be severed from the remainder hereof which shall be affected thereby, and each and every time and in each and every circumstance in which reference is made hereto each term, covenant, condition and provision hereof shall be valid and be enforced to the fullest extent permitted by law.

14.6   No Agency.  Neither Party shall act or describe itself as the agent of the other, nor shall it make or represent that it has authority to make any commitments on the other's behalf.

14.7   Interpretation.      In this Agreement:

(a) the headings are used for convenience only and shall not affect its interpretation;

(b) references to persons shall include incorporated and unincorporated persons; references to the singular include the plural and vice versa; and references to the masculine include the feminine;

(c) references to Clauses and Schedules mean clauses of, and schedules to, this Agreement;

(d) references to any Party shall include their permitted successors and permitted assignees;

(e) references to any license shall mean, where the context requires, a sub-license;

(f) where the word "including" is used, it shall be understood as meaning "including without limitation"; and

(g) references to the grant of "exclusive" rights shall mean that the person granting the rights shall neither grant the same rights (in the same Field and Territory and in respect of the same Product) to any other person, nor exercise those rights directly to the extent that and for as long as the Product is within Valid Claims of unexpired Licensed Patent Rights or, to the extent that the Product is protected by Licensed Know-how that have not become known and available to the public.

14.8   Notices

(a) Any notice to be given under this Agreement shall be in writing and shall be sent by first class mail, air mail or by courier, or by fax (confirmed by first class mail or air mail) to the address of the relevant Party set out at the head of this Agreement, or to the relevant fax number set out below, or such other address or fax number as that Party may from time to time notify to the other Party in accordance with this Clause 14.8. The fax numbers of the Parties are as follows:

Party	Fax Number
CIMYM: Chief Executive Officer	001 905 629 4959
CIMAB: General Manager	0053 7 273 3509
DAIICHI: General Manager of Licensing Department	+81 3 3274 5704

(b) Notices sent as above shall be deemed to have been received three working days after the day of posting (in the case of inland first class mail or national courier), or seven (7) business days after the date of posting (in the case of air mail or international courier), or on the next working day after transmission (in the case of fax messages, but only if a transmission report is generated by the sender's fax machine recording a message from the recipient's fax machine, confirming that the fax was sent to the number indicated above and confirming that all pages were successfully transmitted).

14.9   Law, Dispute Resolution.   The validity, construction and performance of this Agreement shall be governed by the laws of England. Any dispute arising out of or in connection with this Agreement shall first be discussed among the Parties in good faith. If the Parties are unable or unwilling to resolve such dispute within ninety (90) days of the dispute being referred to it, the dispute shall be finally settled by arbitration in London, England pursuant to the Rules of Arbitration of the International Chamber of Commerce, by which each Party hereto agrees to be bound. Notwithstanding the foregoing, in the event of an urgent issue that requires emergency action (such as a response to a Regulatory Authority imposing a product recall, response to a product safety issue or other similar urgent regulatory requirement), and there has been no timely resolution using the process described above, DAIICHI will be entitled to make the decision unilaterally. Nothing in this Agreement shall prevent a Party from seeking an interim injunction or other equitable remedy in any court of competent jurisdiction. Furthermore, in the event that a dispute involves a claim with respect to the validity, enforceability, and/or alleged infringement of any of the Licensed Patent Rights or Arising Patents owned by CIMYM or CIMAB, CIMYM/CIMAB may have such matter resolved by a court of competent jurisdiction.

14.10   Further Action.  Each Party agrees to execute, acknowledge and deliver such further instruments, and do all further similar acts, as may be necessary or appropriate to carry out the purposes and intent of this Agreement.

14.11   Announcements.  Neither Party shall make any press or other public announcement concerning any aspect of this Agreement, or make any use of the name of the other Party in connection with or in consequence of this Agreement, without the prior written consent of the other Party, except as may be required by law or by the rules of any stock exchange on which either Party is listed. The Parties shall agree on a form of press release for issue on signature of this Agreement.

14.12   Entire Agreement.  This Agreement, including its Schedules, sets out the entire agreement between the Parties relating to its subject matter and supersedes all prior oral or written agreements, arrangements or understandings between them relating to such subject matter. The Parties acknowledge that they are not relying on any representation, agreement, term or condition that is not set out in this Agreement. Nothing in this Agreement excludes liability for fraud.

14.13   Third Party Rights.  This Agreement is not made for the benefit of, nor shall any of its provisions be enforceable by, any person other than the parties to this Agreement and their respective successors and permitted assignees.

Agreed by the Parties through their authorised signatories:

For and on behalf of CIMYM Biosciences Inc.

David G.P. Allan	Sean E.L. Thompson
CEO and Director	Director, Corporate Development
Date	Date

For an on behalf of CIMAB S.A.

Norkis Arteaga Morales	Normando Iznaga-Escobar
General Manager	Head, Division of Business and Development
Date	Date

For an on behalf of
DAIICHI Pharmaceutical Co., Ltd.
Kiyoshi Morita
President & CEO
Date

Schedule I
Licensed Patent Rights

The patents and patent applications listed in this Schedule are, or may become, relevant to this Agreement, but they also contain other rights not licensed under this Agreement. Thus their inclusion here is limited to the extent if any that they would protect the exploitation of the Licensed Product for use within the DAIICHI Field and in the Territory.

PCT/CU2003/000012.

Patent Numbers:

Japan:                                    545689/04

International Filing Date: 22 October 2003 (22.10.2003)

Title:	METHOD OF OBTAINING CELL LINES IN A PROTEIN- FREE MEDIUM AND CELL LINES THUS OBTAINED

Applicant:	CENTRO DE INMUNOLOGIA MOLECULAR

Schedule 2
Licensed Know-how and Confidential Information

1. All documentation that has been submitted by CIMYM or its Affiliates to the Therapeutic Products Directorate of Health Canada in connection with an application for an Investigational New Drug Submission for the Product in Canada.

2. All documentation that has been submitted by CIMYM or its Affiliates to the United States Food and Drug Administration in connection with an application for an Investigational New Drug Submission for the Product in the USA.

3. All preclinical, clinical trial and manufacturing data generated by CIMAB/CIMYM.

4. Summary and result of any data submitted to Korean FDA.

5. Summary and result of any data submitted to EMEA.

6. Summary and result of any data submitted to the Indian regulatory authority.

7. Summary and result of any data submitted to the Chinese regulatory authority.

8. Any other data submitted to any Regulatory Authority by current and future sub-licensees of CIMYM of the Product, subject to any confidentiality obligations to Third Parties if applicable.

Schedule 3
Initial Development Plan

Part A: Initial Development Program

DAIICHI will conduct the following studies:

Phase I study: 2007.1Q - 2007.3Q

•	Glioma: adult: (Depend on Global Development Program)
Study period: 2008. 1Q – 2009.2Q
Registration: 2009. 4Q, Approval: 2010. 3Q
•	NSCLC: (Depend on Global Development Program)
Study period: 2008 1Q - 2011. 1Q
Registration: 2011. 3Q, Approval: 2012. 3Q
•	Esophageal: (Depend on Global Development Program)
Study period: 2008. 1Q - 2011. 1Q
Registration: 2011. 3Q, Approval: 2012. 3Q
•	Fourth indication to be decided

Schedule 4
Third Party's Patents

Japanese Laid-Open Application No. 2002-114710
Title:	Treating Agent To Use Monoclonal Antibody Together With Antitumor Agent
Assignee:	Rorer International Overseas Inc.
Filed:	September 14, 1989
Status:	Final Rejection November 16, 2004, Appeal filed November 16, 2004

Japanese Laid-Open Application No. 2005-47934
Title:	Treating Agent To Use Monoclonal Antibody Together With Antitumor Agent
Assignee:	Rorer International Overseas Inc.
Filed:	September 14, 1989
Status:	Pending

Japanese Laid-Open Application No.11-335297
Title:	Method of Treating Tumor Cells by Inhibiting Growth Factor Receptor Function
Assignee:	Genentech Inc.
Filed:	January 5, 1989
Status:	Pending

Japanese Laid-Open Application No. 2002-515511
Title:	Treatment of Human Turners With Radiation and Inhibitors of Growth Factor Receptor Tyrosine Kinases
Assignee:	lmclone
Filed:	May 14, 1999
Status:	Pending

Japanese Laid-Open Application No.2003-520195
Title:	Treatment of Refractory Human Tumors with Epidermal Growth Factor Receptor
Antagonists
Assignee:	Imclone
Filed:	May 1, 2000
Status:	Pending

PCT/US01/46179 no application filed in Japan
Title:	Combination Radiation Therapy and Chemotherapy In Conjunction With Administration Of Growth Factor Receptor Antibody
Assignee:	UAB Research Foundation
Filed:	December 7, 2001
Status:	Pending

Japanese Laid-Open Application No. 2003-245091
Title:	Chimera Immunoglobulin Specific to P55TAC Protein of IL-2 Receptor
Assignee:	Protein Design Labs Inc.
Filed:	December 28, 1989
Status:	Pending

Japanese Patent No. 2912618
Title:	Recombinant DNA Product And Its Production
Assignee:	Medical Research Council
Filed:	March 27, 1987
Status:	Issued